June 20, 2008

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

450 Fifth Avenue, N.W.

Washington, D.C. 20549

Re:	República Oriental del Uruguay: Registration Statement under Schedule B to the Securities Act of 1933, filed on June 2, 2008

Ladies and Gentlemen:

República Oriental del Uruguay (“Uruguay”) hereby requests that Uruguay’s Registration Statement under Schedule B of the United States Securities Act of 1933, as amended (File No. 333-151351), relating to US$2,800,000,000 principal amount of Debt Securities and Warrants, as filed with the Securities and Exchange Commission (the "Commission") on June 2, 2008 and as amended and filed with the Commission on June 20, 2008, be declared effective at 9:00 A.M., June 23, 2008, or as soon thereafter as practicable.

In connection with this request, the Registrant acknowledges that the disclosure in the Registration Statements is its responsibility. The Registrant represents to the Commission that should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statements effective, it does not foreclose the Commission from taking any action with respect to the Registration Statements and the Registrant asserts that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

República Oriental del Uruguay, p.2

The Registrant further acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statements effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statements.

Very truly yours,

By: /s/ Carlos Steneri
Carlos Steneri
Representative of the Ministry of Finance of the Republic of Uruguay

cc: Andrés de la Cruz, Esq.